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07003736

SEC MAIL PROCESSING SECTION
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FEB 2 8 2007
WASH, D.C.
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

SEC FILE NUMBER

8- 47997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emergent Financial Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 West 78th Street, Suite 115

(No. and Street)

Edina	Minnesota	55439
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlene F. Cooke (952) 829-1224

(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP

(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carlene F. Cooke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emergent Financial Group, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Carlene F. Cooke
Signature

CFO + CCO
Title

Carla M Muff
Notary Public

CARLA M MUFF
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lurie Besikof Lapidus
& Company, LLP

Emergent Financial Group, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2006

Emergent Financial Group, Inc.

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying statement of financial condition of Emergent Financial Group, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergent Financial Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 20, 2007

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Emergent Financial Group, Inc.

Statement of Financial Condition

December 31	2006
Assets	
Cash	$ 78,776
Receivable from clearing broker	48,279
Receivables - other, not allowable for net capital	43,304
Clearing deposit	35,000
Equipment, net of accumulated depreciation of $21,055	5,147
Other	19,823
Total Assets	**$230,329**
Liabilities and Stockholder's Equity	
Accounts payable	$ 28,457
Accrued expenses	70,913
Total Liabilities	**99,370**
Stockholder's Equity	**130,959**
Total Liabilities and Stockholder's Equity	**$230,329**

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Income

Year Ended December 31	2006
Income	
Commissions	$ 1,186,608
Investment fees	558,704
Interest	38,849
Total Income	1,784,161
Operating Expenses	
Salaries and commissions	1,335,463
Transaction fees	84,618
Employee benefits	72,709
Payroll taxes	35,707
Other	225,848
Total Operating Expenses	1,754,345
Net Income	$ 29,816

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Changes in Stockholder's Equity

Description	Preferred Stock *	Common Stock **	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2005	$ 50,000	$ 220,000	$ 186,942	$ (366,799)	$ 90,143
Capital Contribution	-	-	11,000	-	11,000
Net income	-	-	-	29,816	29,816
Balance, December 31, 2006	$ 50,000	$ 220,000	$ 197,942	$ (336,983)	$ 130,959

* 50,000 shares authorized, issued and outstanding at $1.00 par value, nonvoting, noncumulative at 9%, payable when and only if declared by the Company's board of directors.

** 500,000 shares authorized, 1,000 shares issued and outstanding, no par value.

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31	2006
Operating Activities	
Net income	$ 29,816
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,676
Changes in operating assets and liabilities:	
Receivable from clearing broker	4,300
Receivables - other	(37,411)
Other assets	(281)
Accounts payable and accrued expenses	57,979
Net Cash Provided by Operating Activities	56,079
Investing Activity	
Purchases of equipment	(4,802)
Financing Activity	
Capital contribution	11,000
Net Increase in Cash	62,277
Cash	
Beginning of year	16,499
End of year	$ 78,776

See notes to financial statements.

Emergent Financial Group, Inc.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Emergent Financial Group, Inc. (Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the National Association of Securities Dealers, Inc. (NASD) and is a wholly-owned subsidiary of VTMW Capital Management, Inc. The Company executes trades for clients primarily in the Midwestern United States and deals primarily in over the counter equities and private placements.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue and Expense Recognition

Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Commissions Receivable

The receivable from clearing broker represents commissions receivable related to customer transactions. Management anticipates no substantial loss from the receivable balance. Therefore, no reserve was established at December 31, 2006.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides depreciation using the straight-line and accelerated methods over the estimated useful lives of the assets. The estimated lives of the assets range from 3 to 7 years.

2. Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the customers are unable to fulfill their contractual obligations. A $35,000 clearing account deposit was established to ensure the performance of obligations under the agreement.

Cash is maintained in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

3. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2006, the net capital ratio was 1.17 to 1 and net capital was $62,685, which exceeded the minimum capital requirement by $57,685.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. Income Taxes

Federal and state income taxes are calculated as if the Company filed separate income tax returns. The Company is included in the consolidated federal and state income tax returns filed by its parent.

The Company had taxable income of approximately $30,000 in 2006. At December 31, 2006, the Company had a net operating loss carryforward of approximately $295,700 for federal tax purposes, which will expire through 2026. The deferred tax asset related to net operating loss carryforward at December 31, 2006, was $46,000 and was fully reserved with a valuation allowance due to the uncertainty of utilizing the tax asset. The decrease in the deferred tax asset during 2006 was offset by a corresponding decrease in the valuation allowance of $5,000. The Company intends to distribute the tax benefits of its net operating loss carryforward to the consolidated group when utilization is realized.

5. Lease Commitments

The Company has a lease agreement for office space that expires October 2009. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes. The Company also leases equipment under an operating agreement expiring November 2007. Rent expense for the year was $89,474.

Minimum future rental payments due under noncancellable operating leases are as follows:

Years	Amount
2007	$ 49,332
2008	49,689
2009	40,673
Total	$ 139,694

6. Concentration of Revenue and Assets

The Company had receivables from and a deposit with one security clearinghouse totaling $83,279 at December 31, 2006. In addition, commissions from private placements accounted for approximately 30% of commissions income.

7. 401(k) Plan

The Company has a qualified defined contribution plan under section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company's contribution to the plan is on a discretionary basis and was $0 for 2006.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 20, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 20, 2007

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Emergent Financial Group, Inc.

Computation of Net Capital

December 31	2006
Net Capital	
Stockholder's equity	$ 130,959
Deductions:	
Nonallowable items:	
Receivables - other	43,304
Equipment, net of accumulated depreciation	5,147
Other assets	19,823
Total Deductions	68,274
Net Capital	$ 62,685
Basic Net Capital Requirements	
Net capital	$ 62,685
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess Net Capital	$ 57,685
Aggregate Indebtedness *	$ 73,159
Ratio of Aggregate Indebtedness to Net Capital	1.17
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2006	
Net capital as reported by the Company	$ 62,685
Net audit adjustments	29
Adjustment to nonallowable item - equipment, net of accumulated depreciation	(29)
Net Capital	$ 62,685

* Excludes indebtedness related to receivable - other, not allowable for net capital.

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus
& Company, LLP

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Emergent Financial Group, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control and its operation that we consider to be a material weakness as defined above.

> There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Emergent Financial Group, Inc. for the year ended December 31, 2006, and this report does not affect our report thereon dated February 20, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company LLP

Lurie Besikof Lapidus & Company, LLP

February 20, 2007

END